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EXHIBIT 16.1

[KPMG LLP Letterhead]

August 6, 2002

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

        We were previously principal accountants for SSP Solutions, Inc. (SSP) and, under the date of April 16, 2002, we reported on the consolidated financial statements of SSP Solutions, Inc. as of and for the years ended December 31, 2001 and 2000. On July 25, 2002, our appointment as principal accountants was terminated. We have read SSP's statements included under Item 4 of its Form 8-K dated August 1, 2002, and we agree with such statements, except that we are not in a position to agree or disagree with SSP's statements that SSP's decision to change accountants was approved by SSP's audit committee and board of directors.

Very truly yours,

KPMG LLP

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